October 8, 2009

Via Edgar

Mr. Brad Skinner

Senior Assistant Chief Accountant

Attn:  Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549
USA

Dear Mr. Skinner,

Thank you for your letter dated September 11, 2009 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”) of StatoilHydro ASA (“StatoilHydro” or the “Company”) filed on March 24, 2009 (File Number 001-15200).

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold text, and have provided our responses immediately following the comment.

Form 20-F Filed March 24, 2009

Note 8.1.26 Other Commitments and contingencies, page 244

1.

We note your response to prior comment three, which includes additional details about the nature of your dispute with the four Åsgard partners. Since you have determined that the possibility of any outflow with respect to the identified claims is more than remote, you have disclosed an estimate of the financial effect. As such, please provide an indication of the uncertainties relating to the amount or timing of any outflow, as required by paragraph 86(b) of lAS 37, or otherwise explain to us why you believe your disclosure is appropriate under the applicable guidance.

In future filings, we will disclose the uncertainty of timing and amount of the potential cash outflows.

We note that there have been certain developments in these matters since the filing of the 2008 annual report in that a settlement has now been reached with ExxonMobil. The first court hearing for the MPE case is expected to take place in late October 2009. Subject to future developments which may occur, we propose to revise our disclosure in future filings to read as follows (new text is underscored):

Company	Main address	Office address	Telephone	Internet
StatoilHydro ASA The Register of Business Enterprises NO 923 609 016 MVA	NO-4035 STAVANGER Norway	Forusbeen 50 Forus 4033 Stavanger	+47 51 99 00 00 Telefax +47 51 99 00 50	www.statoilhydro.com

“StatoilHydro issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and Statoil Hydro related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive a similar treatment as the four Åsgard partners with respect to the disputed issues. On the basis of the declaration, the MPE alleged the right to compensation and initiated legal proceedings against StatoilHydro on 29 April 2008 in a writ involving a multi-component claim. The aggregate principal exposure for the claim is estimated to be between NOK 4 and 7 billion after tax. StatoilHydro rejects the MPE claim. While it is not possible to predict the outcome of this legal action, StatoilHydro believes it has valid defences and will continue to defend the claim. However due to the possible prolonged nature of the litigation process, the timing and any amounts of an eventual resolution are highly uncertain.

During the fourth quarter of 2008 ExxonMobil, the final Åsgard partner at the time of the original dispute, issued a similar writ with a compensation claim with an estimated exposure of up to NOK 1 billion after tax. The dispute with ExxonMobil was settled in October 2009. The impact of this settlement on the consolidated financial statements is not material. ”

Note 8.1.34 Supplementary oil and gas information, page 267

Oil and gas reserve quantities, page 267

2.

We note your disclosure that “Reserves are net of royalty oil paid in kind and quantities consumed during production.” Please tell us and disclose the volumes related to paid in kind royalties that are excluded from your reserve estimates. In addition, please quantify and describe the nature of the royalties that are included in your reserve estimate and tell us the determinative factors for inclusion of those royalties in your reserve estimates. Refer to paragraph 10 of SFAS 69.

The royalties we refer to in our disclosure are royalties we pay in kind to governments under our lease agreements. We do not own material royalty interests as referred to in paragraph 10 of SFAS 69.

StatoilHydro’s main approach is that royalty paid in kind is excluded from our proved reserves, since we do not have entitlement to those volumes, while royalty paid in cash is normally included in our proved reserves.  Paragraph 10 of SFAS 69 states that “[n]et” quantities shall not include reserves relating to interests of others in properties owned by the enterprise.”  We note that paragraph (b) of Appendix A to Form 20-F (and new subpart 1204 of Regulation S-X) state that “[g]enerally, net production should include only production that is owned by the registrant and produced to its interest, less royalties and production due others.”  Consequently, StatoilHydro’s main principles are to exclude from our proved reserves royalty paid in kind since we do not have entitlement to those volumes, while royalty paid in cash is normally included in our proved reserves estimates since we are entitled to these volumes.

StatoilHydro’s proved reserves were 5,584 million boe at year end 2008. Approximately 80 % of the proved reserves are located in Norway where there are no royalty payments. From our international proved reserves portfolio we pay a royalty in kind or in cash corresponding to 1.4 % of our total proved reserves:

- Royalty barrels paid in kind that are excluded from our proved reserves correspond to 0.2 % of our total proved reserves. These volumes are related to assets in the United States and in Russia. We note the Staff’s comment to disclose the volumes related to paid in kind royalties that are excluded from our reserves estimates. Since these amounts are immaterial we do not believe that separate disclosure is necessary.

- Royalty barrels paid in cash that are included in our proved reserves correspond to 1.2 % of our total proved reserves. StatoilHydro receives entitlement to and markets and sells these volumes at our own risk and reward. The included royalty barrels are mainly related to one of our interests in Venezuela which is reported separately in the proved reserves table as “Reserves in affiliates”. The rest is related to assets in Canada and Brazil.

- StatoilHydro receives a minor over ride interest of 1.125 % related to our ownership in the GC 679 Constitution field located in the Gulf of Mexico, which is included in our proved reserves. This corresponds to a proved reserves volume of only 39,000 barrels. These reserves are over ride royalty interests that StatoilHydro has the right to take in kind at the sales point, according to the farm out agreement.

*          *          *

If you have any questions relating to this letter, please contact Kathryn A. Campbell at +44 20 7959 8580. She may also be reached by facsimile at +44 20 3350 2080 and by email at campbellk@sullcrom.com.

We are available to discuss the foregoing with you at your convenience.

Very truly yours,

/s/ Eldar Sætre
Eldar Sætre

cc:      John Cannarella
           Jennifer O’Brien
           (Securities and Exchange Commission)

   Kathryn A. Campbell

   (Sullivan & Cromwell LLP)